PRESS RELEASE

SOLVAY

Embargo : May 13, 2004 at 8:30 AM (Brussels time)

SOLVAY SODA ASH TAKES FIRST STEP TOWARD MAJOR CHEMICAL ALLIANCE IN CHINA

NCI, Subsidiary of Sinopec, identified as the appropriate potential partner

Solvay announces today that it has signed a Letter of mutual interest with Nanjing Chemical Industries (NCI), a unit of China PetroChemical Corporation (Sinopec), aiming at setting up a joint venture for the operation of NCI's soda ash plant in Lianyungang, China. Both parties will now enter into detailed feasibility studies, with the objective of concluding successful negotiations by the end of 2004 – and leading to the launch of joint operations in 2005.

Solvay, the global leader in soda ash, regards the Lianyungang plant as a modern and efficient operation, using the process originally developed by Solvay. Its current annual production capacity is 900 kilotons, placing it among the largest soda ash plants in Asia. Should an alliance with NCI be confirmed, Solvay believes that its experience, technical know-how and distribution network could substantially enhance the competitiveness of the Lianyungang plant as well as the marketing of its products. Furthermore, the partners would seek to increase the plant's production capacity and to develop sodium bicarbonate, calcium chloride and other high value added businesses.

The primary objective of the venture would be to serve the soda ash market in China, whose growth is fuelled by China's potent economic expansion. The alliance would also allow Solvay to complete its export network in the Asia-Pacific region.

"With NCI, we have identified one of the most appropriate potential partners in China as well as a promising industrial operation," commented Aloïs Michielsen, Chairman of the Executive Committee of Solvay. "This could become a first step in the implementation of Solvay's strategy in China," Michielsen said.

NCI is one of the large scale chemical companies belonging to Sinopec Group. It has a history of more than 70 years in China's chemical industry. NCI manufactures more than 200 different products in 6 sectors: chemical fertilizers, inorganic and organic materials, catalysts, chemical fibres and chemical machinery. NCI is also engaged in chemical engineering including research, design, manufacture, construction and installation. It is one of the major production bases for chemical fertilizers, catalysts, soda ash and chemical equipment in China.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY ASIA PACIFIC PTE LTD
Lisa Susanto
Corporate & Marketing Communication Manager
Telephone : + 65/64388886
E-mail: lisa.susanto@solvay.com

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